

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 9, 2009

via U.S. mail and facsimile

Jerrold J. Pellizzon, Chief Financial Officer
Ceradyne, Inc.
3169 Red Hill Avenue
Costa Mesa, CA 92626

       **RE: Ceradyne, Inc.
           Form 10-K for the Fiscal Year Ended December 30, 2008
           Filed February 24, 2009
           Proxy Statement
           Filed April 23, 2009
           File No. 000-13059**

Dear Mr. Pellizzon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Terence O'Brien
                                    Accounting Branch Chief